Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

Exhibit 10.17

June 27, 2021

Shaun Zitting

Dear Shaun,

I am pleased to offer you the position of Chief Human Resources Officer. In this role, you will report directly to me and be a member of the Executive Committee. Your hire date will be July 15, 2021 or on a mutually agreed upon date.

Base Salary

Your annualized base salary will be $465,000, payable in biweekly installments pursuant to the U.S. payroll schedule.

Annual Incentive Plan

You will participate in the NielsenIQ Annual Incentive Plan (“AIP’). Your full year target contribution to the bonus plan will be 100% of your annual base salary. For 2021, your AIP target will be $465,000. The annual incentive payout is determined by NielsenIQ company financial performance and your achievement of individual goals. The maximum payout under this plan is 200% of your incentive target. For 2021, we will guarantee payout at 50% of your annual incentive target and the remaining 50% will be tied to the company’s financial metrics in line with the plan. To receive your incentive payout, you need to be actively employed with NielsenIQ on the date of AIP payment. Payout dates are determined by NielsenIQ, may vary annually, and are typically paid in March.

Long Term Incentive Plan (Equity)

At the next Compensation Committee meeting of the Board of Directors, you will be recommended for a grant of an incentive award representing approximately 17.5 basis points of the company’s fully diluted equity as of the Closing Date1. The potential value of this award, upon full realization, is subject to the company achieving financial performance consistent with underwritten investment returns and future market conditions. Please refer to the attached NielsenIQ Equity schedule for more detail.

This equity is expected to be in the form of incentive units that will be eligible to vest based on your continued service with NielsenIQ and the achievement of certain performance criteria. The incentive units will allow you to share in the appreciation of NielsenIQ over time. As outlined in the attached schedule, the potential range of value of these units can grow along with continued EBITDA growth and will vary based on the company’s EBITDA multiple, which is driven by market conditions.

Following the Compensation Committee’s approval of your equity incentive award, you will receive final legal documentation from HR for this award. You will be required to sign acceptance of your award. Please refer to the attached FAQs for answers to the most commonly asked program-related questions. You may also reach out to Melissa Kubiak (melissa.kubiak@nielseniq.com) to discuss your award and clarify the details of this program.

Signing Bonus

Provided your start date is on or before July 15th, you will receive a signing bonus in the amount of $2,700,000. You have choosen to take $2,200,000 of the signing bonus in cash and invest $500,000 back into the business through the purchase of NiselsenIQ equity (which will be funded pre-tax).

Nielsen Consumer LLC

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

•	The equity portion of your signing bonus will be managed through the co-invest program, details of which are included in the attached Equity Program FAQs.

•	The cash portion of the bonus will be paid in three installments:

1.	One-third payable after your start date

2.	One-third payable after December 31, 2021

3.	One-third payable after June 30, 2022

All payments will be made as soon as administratively possible following the payment date per the standard U.S. payroll schedule.

Employment Benefits

You will be eligible for reimbursement of actual expenses incurred for financial planning and tax preparation up to an annual limit of $15,000.

As a NielsenIQ employee, you will be eligible for all benefits currently offered to members of the NielsenIQ senior management team as of your first day of employment. Within a week of your start date, you should receive an email from Alight, our benefits administration platform, inviting you to enroll in our benefit plans . You must enroll within 31 days of your hire date. If you do not receive your email, please contact the Alight Benefits Service Center (1-833-793-0805).

NielsenIQ’s approach to health care is centered on helping you sustain and/or improve your health. We offer a number of programs as well as information to help you prevent the onset of illness and disease, and give you the plans, incentives, and information you need in our Benefits Guide. You will also be eligible for paid time off pursuant to Company policy. Detailed information may be found in NielsenIQ’s Guide to Time Away from Work.

Onboarding and terms of employment

This offer is conditional upon successful completion of a background check provided by our third -party vendor, HireRight. HireRight will contact you through email to sign a consent form and may ask for additional information. The background check may include prior employment and education verification. You will also be required to sign a Confidentiality Agreement as a condition of employment.

Within a few days of accepting this offer, you can expect to receive an automated Welcome email from SuccessFactors Onboarding. This email will include a link to view our Employee Portal and complete your new hire paperwork digitally. Please be sure to bring the required I-9 documentation with you on your first day. The Immigration Reform and Control Act of 1986 requires employers to verify that all employees are legally authorized to work in the United States. Therefore, to comply with this law, you are required to complete the Employment Eligibility Verification Form I-9.

While it is our sincere hope that our relationship will be a long and mutually beneficial one, your employment by NielsenIQ is at-will, which means either you or the company may voluntarily terminate your employment at any time. In the event your employment is terminated involuntarily (except in cases deemed to be “for cause”) or voluntarily “for good reason”, you will receive benefits as described in our Executive Severance Policy, a copy of which is enclosed with this letter.

Please confirm your acceptance of this offer by signing below no later than July 2, 2021.

On behalf of the entire NielsenIQ team, we hope you make the decision to join our organization. I look forward to working together as you build a rewarding career and we create long term value at NielsenIQ! If you have any questions about this offer, please contact me at 727-453-9236.

Nielsen Consumer LLC

Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

James Peck

Chief Executive Officer

Accepted:

/s/ Shaun Zitting	6/28/21
Shaun Zitting	Date

The NielsenIQ Code of Conduct & Expectation of Integrity – Your terms and conditions of employment also include adherence to the NielsenIQ Company Code of Conduct, which is accessible on NielsenIQ intranet and on Nielseniq.com. At the start of your employment you will be asked to read the document and convey your acceptance. You will also be required to recertify to the Code of Conduct during your employment at designated times determined by the company. Your acceptance to the Code of Conduct is a condition of your employment. As stated in the Code, it is every employee’s responsibility to live up to the highest standards of ethics in everything they do, and to report any concerns of misconduct or integrity breach to the regional Integrity Leader.

[1]	Please refer to the final profit interest award agreement to be provided by HR; value approximate until award agreement confirmation.
[2]	Assumes full vesting of shares (both time and performance) and $1.75B in net debt at exit (w/interim cash flow used for add-on M&A).
[3]	Subject to a minimum investment threshold of $25,000 and that you qualify as an accredited investor.

Nielsen Consumer LLC